UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

Commission file number 0-21656

A.      Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc.

Profit Sharing Plan

B.      Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
63 Highway 515, PO Box 398
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(with Independent Accountants’ Report thereon)

Certified Public Accountants

Suite 1800 * 235 Peachtree Street NE * Atlanta, Georgia 30303 * Phone 404-588-4200 * Fax 404-588-4222 * www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
United Community Banks, Inc. Profit Sharing Plan
Blairsville, Georgia

We have audited the accompanying statements of net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its financial status for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2004, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
May 6, 2005

Certified Public Accountants

Suite 1800 * 235 Peachtree Street NE * Atlanta, Georgia 30303 * Phone 404-588-4200 * Fax 404-588-4222 * www.pkm.com

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$87,968	4,999
Investments at fair value:
Common stock of United Community Banks, Inc.	21,540,526	16,438,649
Shares of registered investment company mutual funds	31,041,191	25,868,049

Total investments	52,581,717	42,306,698

Receivables:
Employees’ contributions	141,439	110,608
Employer’s contributions	1,265,670	1,125,053
Accrued dividends	90,579	43,040
Due from brokers	6,716	—

Total receivables	1,504,404	1,278,701

Total assets	54,174,089	43,590,398

Liabilities:
Amounts due to brokers	4,264	4,706
Benefit claims payable	59,634	1,348

Total liabilities	63,898	6,054

Net assets available for plan benefits	$54,110,191	43,584,344

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2004

Additions to net assets attributable to:
Investment income:
Interest and dividends	$752,866
Net appreciation in fair value of investments	5,838,385

Total investment income	6,591,251

Contributions:
Employer discretionary	2,240,475
Employer match	747,026
Employee deferrals	3,416,737
Employee rollovers	380,369
Other	6,135

Total contributions	6,790,742

Total additions	13,381,993

Deductions from net assets attributable to:
Distributions paid to participants	2,615,495
Administrative expenses	240,651

Total deductions	2,856,146

Increase in net assets available for plan benefits	10,525,847
Net assets available for plan benefits:
Beginning of year	43,584,344

End of year	$54,110,191

     See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 30% of their annual compensation. The Company’s matching contribution is up to 5% of a participant’s annual compensation for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service		Percentage
Less than	1	0%
	2	33%
	3	66%
More than	3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan. Forfeitures during 2004 totaled $13,070.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Administrative Expenses

The Plan pays all administrative expenses.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of UCBI stock at December 31, 2004 is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued

(3)	Investments

The following table represents investments at December 31, 2004 and 2003.

	2004	2003
Cash	$87,968	4,999

United Community Banks, Inc. Common Stock (800,116 and 750,167 shares at December 31, 2004 and 2003, respectively)	$21,540,526	16,438,649

INTRUST Funds:
AI Money Market Fund	$1,516,616	1,245,769
Federated – U.S. Treasury Cash Reserves Fund	—	885
Amcent Equity Income Fund	510,747	276,757
AI Nestegg 2040 Fund	4,587,035	3,969,356
AI Nestegg 2030 Fund	4,369,335	3,595,491
AI Nestegg 2020 Fund	8,734,351	7,664,069
AI Nestegg 2010 Fund	3,301,064	2,904,715
AI Nestegg Capital Preservation Fund (formerly Nestegg 2000 Fund)	1,704,153	1,691,169
American Independence International Multi-Manager Stock Fund	368,809	168,987
Baron Growth Fund	—	205,780
Federated Stock Trust Fund	952,194	936,234
Federated Max-Cap Fund	915,884	669,923
Franklin Strategic Small MIDCAP Growth Fund	633,589	477,764
Janus Growth & Income Fund	—	638,173
Vanguard Explorer	460,864	—
Royce Fund	485,772	142,336
American Century Ultra	761,404	—
Pimco Total Return Bond Fund	1,739,374	1,280,641

Total INTRUST Funds	$31,041,191	25,868,049

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $5,838,385 as detailed below:

Year Ended
December 31, 2004
Net Change in Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds	$1,921,514
United Community Banks, Inc. Common Stock	3,916,871

Net change in Fair Value	$5,838,385

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2004 and 2003, are separately identified.

	December 31
	2004	2003
United Community Banks, Inc. Common Stock	21,540,526	16,438,649
AI Nestegg 2040 Fund	4,587,035	3,969,356
AI Nestegg 2030 Fund	4,369,335	3,595,491
AI Nestegg 2020 Fund	8,734,351	7,664,069
AI Nestegg 2010 Fund	3,301,064	2,904,715

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued

(4)	Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

The Plan received cash dividends of $178,138 on its investment in United Community Banks, Inc. common stock during 2004.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2004

Employer Identification Number: 58-0554454

Plan Number: 001

	Identity of issuer
	or similar party			Fair
(a)	(b)	Description of assets (c)	Cost (d)	Value (e)
	* United Community Banks, Inc.	Common stock — 800,116 shares	N/A	$21,540,526
	INTRUST	AI Money Market Fund — 1,516,616 shares	N/A	1,516,616
	INTRUST	AMCENT Equity Income Fund – 62,977 shares	N/A	510,747
	INTRUST	AI NESTEGG 2040 Fund – 441,061 shares	N/A	4,587,035
	INTRUST	AI NESTEGG 2030 Fund – 419,725 shares	N/A	4,369,335
	INTRUST	AI NESTEGG 2020 Fund – 847,173 shares	N/A	8,734,351
	INTRUST	AI NESTEGG 2010 Fund – 312,897 shares	N/A	3,301,064
	INTRUST	AI NESTEGG Capital Preservation Fund - 162,921 shares	N/A	1,704,153
	INTRUST	AI International Multi-Manager Stock Fund - 26,610 shares	N/A	368,809
	INTRUST	Vanguard Explorer Fund – 6,180 shares	N/A	460,864
	INTRUST	Federated Stock Trust Fund – 25,610 shares	N/A	952,194
	INTRUST	Federated Max-Cap Fund – 37,383 shares	N/A	915,884
	INTRUST	Franklin Strategic Small MIDCAP Growth Fund - 18,548 shares	N/A	633,589
	INTRUST	Royce Fund – 31,688 shares	N/A	485,772
	INTRUST	American Century Mutual Funds Inc Ultra Fund Investor - 25,810 shares	N/A	761,404
	INTRUST	PIMCO Total Return Bond Fund — 119,574 shares	N/A	1,739,374

     • Party in interest

N/A — Due to Plan being fully participant directed, such values are not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
Profit Sharing Plan

By :          /s/ John Goff

Title : Vice President and Trust Officer INTRUST BANK, N.A.

Date :           June 24, 2005

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accountants